UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPIRE GLOBAL, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	848560116
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Peter Platzer

Chief Executive Officer

Spire Global, Inc.

8000 Towers Crescent Drive

Suite 1100

Vienna, Virginia 22182

(202) 301-5127

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Jonathan Zimmerman

Elizabeth A. Diffley

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center 90 S. Seventh Street

Minneapolis, Minnesota 55402

Telephone: (612) 766-7000

Facsimile: (612) 766-1600

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Spire Global, Inc., a Delaware corporation (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s Public Warrants and Private Warrants (each as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.2 shares of Class A Common Stock in exchange for every outstanding warrant (as defined below) tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated November 16, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of September 9, 2020, by and between the Company and American Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least 65% of the outstanding Public Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

Name and Address. The name of the issuer is Spire Global, Inc. The Company’s principal executive office is located at 8000 Towers Crescent Drive, Suite 1100, Vienna, VA 22182, and its telephone number at such office is (202) 301-5127.

(b)	Securities. The subject securities are:

•

the warrants that were (i) sold as part of the units in connection with the initial public offering of the Company’s predecessor NavSight Holdings, Inc. (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued as Private Warrants to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (the “Public Warrants”) and

•

the warrants that were issued to certain parties in a private placement, in connection with the closing of the IPO that have not become Public Warrants as a result of being transferred to any person other than permitted transferees (the “Private Warrants” and, together with the Public Warrants, the “Warrants”).

Each warrant entitles the holder to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement. As of November 14, 2022, 11,499,982 Public Warrants and 6,600,000 Private Warrants were outstanding.

(c)

Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)

Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of November 14, 2022 are listed in the table below.

Name	Position
Peter Platzer	Chief Executive Officer, President, Chairperson, and Director
Thomas Krywe	Chief Financial Officer
Theresa Condor	Chief Operating Officer and Director
Boyd Johnson	General Counsel and Corporate Secretary
Joan Amble	Director
Dirk Hoke	Director
Stephen Messer	Director
Jack Pearlstein	Director
William Porteous	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors and Others” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations, and Agreements.

(a)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)

Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)

Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors”, “The Offer and Consent Solicitation” and “Description of Capital Stock”, which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The New York Stock Exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors and Others” is incorporated herein by reference.

(b)

Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities — Securities Transactions” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9.	Persons/Assets, Retained, Employed, Compensated, or Used.

(a)

Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)

Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

(2)

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other Material Information. Not applicable.

Item 12.	Exhibits.

(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).

(a)(5)	Press Release, dated November 16, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-39405), filed with the SEC on November 16, 2022).

(b)	Not applicable.

(d)(i)	Certificate of Incorporation of Spire Global, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

(d)(ii)	Bylaws of Spire Global, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

Exhibit No.	Description

(d)(iii)	Warrant Agreement, dated as of September 9, 2020, by and between American Stock Transfer & Trust Company, LLC and the registrant (incorporated by reference to Exhibit 4.4 to the Company’s Amended Registration Statement on Form S-1/A filed on August 5, 2020).

(d)(iv)	Specimen Warrant Certificate (included in Exhibit (d)(iii)).

(d)(v)	Specimen Class A Common Stock Share Certificate of the registrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 20, 2021).

(d)(vi)	Spire Global, Inc. 2021 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

(d)(vii)	Spire Global, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed on September 23, 2021).

(d)(viii)	Outside Director Compensation Policy of Spire Global, Inc., as amended November 9, 2021, and election forms thereunder (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2021).

(d)(ix)	Investor Rights Agreement, dated as of February 28, 2021, by and among the registrant, Six4 Holdings, LLC, Gilman Louie, Henry Crumpton, Jack Pearlstein, Robert Coleman, William Crowell, Peter Platzer, Theresa Condor, William Porteous and Stephen Messer (incorporated by reference to Annex A of the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(x)	Long Term Employment Contract, dated as of January 1, 2022, by and between Spire Global Luxembourg Sàrl and Peter Platzer (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on March 30, 2022).

(d)(xi)	Expatriation Letter, dated as of December 12, 2017, by and between Spire Global, Inc. and Peter Platzer (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xii)	Tax Equalization Policy, dated as of December 12, 2017, by and between Spire Global, Inc. and Peter Platzer (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xiii)	Form of Offer Letter by and between Spire Global, Inc. and each of Thomas Krywe and Ananda Martin (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xiv)	Offer Letter, dated as of July 19, 2017, by and between Spire Global, Inc. and Keith Johnson (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xv)	Long Term Employment Contract, dated as of January 1, 2018, by and between Spire Global Luxembourg Sàrl and Theresa Condor (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xvi)	Form of Spire Global, Inc. 2021 Commission Plan (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xvii)	Form of Spire Global, Inc. 2021 Salary Adjustment and Annual Performance Bonus (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

(d)(xviii)	Form of Change in Control and Severance Agreement of Spire Global, Inc. (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-4/A filed on July 16, 2021).

Exhibit No.	Description

(d)(xix)	Contribution Agreement by and between Her Majesty the Queen in Right of Canada and exactEarth Ltd. dated as of October 18, 2018, with Amendment No. 1 dated as of November 22, 2021 (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 30, 2022).

(d)(xx)	Financing Agreement dated as of June 13, 2022, among Spire Global, Inc., Spire Global Subsidiary, Inc., Austin Satellite Design, LLC, Blue Torch Finance LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current report on Form 8-K filed on June 15, 2022).

(d)(xxi)	Security Agreement dated as of June 13, 2022, among Spire Global, Inc., Spire Global Subsidiary, Inc., Austin Satellite Design, LLC and Blue Torch Finance LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 14, 2022).

(d)(xxii)	Dealer Manager Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(d)(xxiii)	Tender and Support Agreement, dated as of November 16, 2022, by and among the Company and the Supporting Stockholders (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(g)	Not applicable.

(h)	Tax Opinion of Faegre Drinker Biddle & Reath LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 16, 2022).

(b)	Filing Fee Exhibit.

Filing Fee Table.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer and Director

Dated: November 16, 2022